Mail Stop 7010

July 21, 2005

Via U.S. mail and facsimile

Roger R. Tuttle, Chief Executive Officer
DYNA Group International, Inc.
1661 S. Seguin Street
New Braunfels, TX  78130

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the period ended March 31, 2005
			File No. 0-17385


Dear Mr. Tuttle:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the year ended December 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.
2. Please amend your disclosure to include the information relating to your principal accountant fees and services. Please include this information in Item 14. Refer to the instructions to Form 10-KSB.

Item 1. Business
3. Please expand your disclosure to discuss the development of your business over the past three years. Refer to Item 101(a) of Regulation S-B.
4. Please expand your disclosure to include the amount you have spent on research and development for the years ended December 31, 2004 and
2003.  Refer to Item 101(b) of Regulation S-B.

Item 6. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
5. Please expand your disclosure to include a discussion of your critical accounting estimates. Refer to SEC Release No. 34-48960.

Results of Operations

2004 versus 2003
6. Please expand your disclosure to discuss the factors that contributed to the increase in nets sales during the period, including any offsetting results these factors may have had with one another. Please include in your discussion factors such as:
* licensing agreements entered into during the year, including
o new agreements entered into,
o terminations of agreements, and
o changes to existing agreements, and



* changes in product mix or volume, including changes to distribution channels.
Please also quantify the impact each of these factors had on your net sales.

7. You disclosed that the increase in gross profit was due to the use of obsolete pewter emblems that were previously written down to scrap value. Based on your disclosure in Note 2 regarding items melted down during the year and the 14% increase in net sales during the year, it would appear that the increase in your gross margins would have been greater. Please expand your disclosure to discuss in more detail the factors that contributed to the increase in gross profit during the period, including any offsetting results these factors may have had with one another. Please also quantify the impact each of these factors had on your gross profits.

Item 8A.  Controls and Procedures
8. Please amend your disclosure to include information on your disclosure controls and procedures. Refer to Items 307 and 308 of Regulation S-B.

Item 9. Directors and Executive Officers of the Registrant
9. Please expand your disclosure to include information regarding your audit committee. Refer to Items 401(e) and (f) of Regulation S-
B.
10. Please expand your disclosure to discuss whether you have adopted a code of ethics. If you have not, please include in your disclosure the reason why you have not done so. Refer to Item 406 of Regulation
S-B.

Financial Statements
11. Your auditor`s report does not opine on the consolidated balance sheet and the related statements of consolidated operations, stockholders` equity, and cash flows for the year ended December 31,
2003. Please amend your filing to include audited financial statements for the aforementioned period. If in fact your Form 10-
KSB does include audited financial statements for the above mentioned period, please obtain from your auditors a revised audit opinion, which includes this period and file an amended Form 10-KSB. Refer to
Item 310(a) of Regulation S-B.



Notes to Financial Statements

Note 1 - Summary of Accounting Policies
12. Please expand your disclosure to discuss how you record fees associated with the licensing agreements you enter into. In your disclosure please include the amount and the line item that these amounts are recorded in your statements of income for each of the periods presented.
13. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.

Note 3 - Investment in Promociones GAP
14. Your disclosure regarding your basis of presentation indicates that Great American Products owns 40% of Promociones GAP, which it accounts for under the equity method. Great American Products` website indicates that this joint venture was formed for the exclusive production of Great American Products. Please expand your disclosure to explain how you determined these investments would not meet the criteria for consolidation under FIN 46(R). In your discussion, please specifically address the analysis you used in concluding that you lacked any of the three characteristics of a controlling financial interest relating to these investments as discussed in paragraphs 5(a) through 5(c) of FIN 46(R). Please also include in your discussion whether or not substantially all of these activities are conducted your behalf.

Note 4 - Property and Equipment
15. You disclosed that your lease for the office and manufacturing facility in New Braunfels, TX expires in 2010. You further disclosed that the building and leasehold improvements are depreciated over
7
to 40 years. Please tell us the accounting guidance you used in determining it was appropriate to amortize your building and leasehold improvements over 7 to 40 years, rather than the shorter of their economic lives or the lease term.

Exhibit 31
16. The information you have certified to in your Exhibit 31 does not include the most current certification requirements. Please amend your Exhibit 31 to include the certifications required by Item 601 of
Regulation S-B. See also SEC Release No. 33-8238. In doing so, please file an amended Form 10-KSB/A in its entirety and include updated certifications. Please provide a separate certification for each principle executive officer and principal financial officer. Refer to Item 601(b)(31) of Regulation S-B. Please also ensure that the signature page of the Form 10-KSB/A has currently dated signatures. Similarly, amend your interim Form 10-QSB in its entirety for the period ended March 31, 2005.

Form 10-Q for the period ended March 31, 2005

Comments applicable to your overall filing
17. Please address the comments above in your interim Forms 10-Q as well.

Notes to Financial Statements

18. Please expand your notes to your financial statements to include notes for the following:
* Debt,
* Income taxes,
* EPS,
* Other comprehensive income, and
* Recent accounting standards.

Note 1 - Basis of Presentation
19. Please expand your disclosures to include your accounting policy regarding marketable securities.









Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources
20. Please expand your disclosure to discuss significant fluctuations in your assets and liabilities during the period, including, but not limited to the following:
* inventory,
* debt, and
* accounts payable.
21. You disclosed that the cost of pewter has risen from $2.70 per pound in the first quarter of fiscal 2004 and that the current price per pound is $4.40 per pound. Please expand your disclosure to discuss whether you anticipate the trend of increasing costs related to pewter to continue and how this may affect your results of operations and liquidity.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.









	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. Roger R. Tuttle
DYNA Group International, Inc.
July 21, 2005
Page 1 of 7




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE